Exhibit 99.2

Dear Jazzicians:

Today we have made an announcement that we expect to significantly grow our European business: We have entered into an agreement to acquire Gentium S.p.A., an Italian biopharmaceutical company whose strengths and focus complement our own. We will be discussing the transaction during upcoming conference calls that will be confirmed soon, but, in the meantime, I wanted to share some background on this planned acquisition – financially the largest we will have made to date – and what it would mean to our patients, our operations and our employees.

First, I want to repeat something you have heard many times: A key element of our strategy is to grow by acquisition, diversifying our portfolio with marketed or close-to-approval products that make a real difference to patients with specialized, unmet needs. I bring this up again today because when you look at Gentium, you will see that it is a remarkable fit with this strategy.

Gentium’s lead product is defibrotide, a treatment for a life-threatening orphan condition called severe hepatic veno-occlusive disease. This is a complication affecting adults and children undergoing stem cell transplants to treat cancer. These severely ill patients have no approved therapies to prevent or treat a condition that otherwise has an 80 percent fatality rate. Patients will have a novel and potentially life-saving option with the EU launch of defibrotide (as Defitelio), which is planned by end of the first quarter. Thus, bringing Gentium into our organization is, at its core, a tangible and terrific example of our growth strategy in action.

The similarities between Jazz Pharmaceuticals and Gentium are readily apparent, even beyond our mutual focus on helping patients. We both celebrate innovation and collaboration as key drivers of our successes.

Jazz Pharmaceuticals and Gentium are also highly complementary on a number of levels. Welcoming Gentium into our European business would greatly bolster our international presence, cementing our position as a leading multinational specialty pharma company. Our success with Erwinase demonstrates the strong relationships Jazz Pharmaceuticals has built with key physicians in the hematology/oncology space, and we expect that our clinical and commercial expertise in reaching small, targeted patient and physician populations would speed the growth of defibrotide.

I’m sure you are wondering what today’s announcement means to all of us as employees, especially those in Europe. We are truly excited to welcome Gentium’s employees to Jazz Pharmaceuticals. Over the next month or so, there are many details to work out as we plan for the closing of the transaction and moving forward to combine our businesses, which we expect to happen in the first quarter. But overall, we are confident that today’s announcement can create tremendous new opportunities for many employees.

This is a defining moment for our company. We are very selective about potential acquisitions, and we feel very confident that bringing Gentium into Jazz Pharmaceuticals is right for patients, our companies and our employees. I hope you’ll join me for one of our conference calls to discuss this news. I also hope that, in the meantime, you will share in my enthusiasm for this exciting step forward.

All the best,

Bruce

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Additional Information and Where to Find It

The tender offer for the outstanding shares of Gentium S.p.A. (including those shares represented by American Depositary Shares) referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Gentium, nor is it a substitute for the tender offer materials that Jazz Pharmaceuticals plc and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Jazz Pharmaceuticals and its acquisition subsidiary will file tender offer materials on Schedule TO, and Gentium will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Gentium are urged to read these documents when they become available because they will contain important information that holders of Gentium securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Gentium at no expense to them. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at http://www.sec.gov or by (i) directing a request to Jazz Pharmaceuticals plc, c/o Jazz Pharmaceuticals, Inc., 3180 Porter Drive, Palo Alto, California 94304, U.S.A., Attention: Investor Relations, (ii) calling +353 1 634 7892 (Ireland) or + 1 650 496 2800 (U.S.) or (iii) sending an email to investorinfo@jazzpharma.com. Investors and security holders may also obtain free copies of the documents filed with the SEC on Jazz Pharmaceuticals’ website at www.jazzpharmaceuticals.com under the heading “Investors” and then under the heading “SEC Filings.”

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Jazz Pharmaceuticals and Gentium file annual, quarterly (except in the case of Gentium) and special reports and other information with the SEC. You may read and copy any reports or other information filed by Jazz Pharmaceuticals or Gentium at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Jazz Pharmaceuticals’ and Gentium’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.